UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Ave., #2-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Departure and Appointment of Certain Officers

On April 7, 2025, Mr. Martin Lim tendered his resignation from his position as the Interim Chief Financial Officer and Deputy Chief Financial Officer of GCL Global Holdings Ltd. (“GCL” or the “Company”), effective April 20, 2025. Mr. Lim’s resignation is not the result of any disagreement or dispute with the Company on any matter relating to its operations, policies or practices. The Company’s Board of Directors (the “Board”) has accepted Mr. Lim’s resignation and approved the appointment of Mr. Kenny Yuxin Lin as its Group Chief Financial Officer, effective April 21, 2025. Mr. Lin does not have any family relationship with any director, executive officer or person nominated or chosen by the Company to become a director or an executive officer.

Mr. Lin has over 15 years of financial management, accounting and strategic leadership experience. Immediately prior to joining GCL, Mr. Lin was the Finance Director of Kacific Broadband Satellites Ltd. and has held that position since July 2024. From October 2021 to April 2024, he was the Chief Financial Officer of Pegasus Asia, a Singapore-listed special purpose acquisition company. From June 2019 to October 2021, Mr. Lin was the Finance and Investment Manager of SIN Capital Group Pte Ltd, a private investment company in Singapore. From February 2016 to January 2019, Mr. Lin was the Group Finance Manager of Soilbuild Construction Group Limited, a Singapore-listed company. Prior to that, he was Senior Auditor at two large public accounting firms in Singapore. Mr. Lin holds a Master of Business Administration from University of Newcastle in Australia. He is also a Chartered Accountant of Singapore.

On April 8, 2025, Mr. Clement Wong tendered his resignation from his position as the Company’s Group Chief Operating Officer, effective April 21, 2025. Mr. Wong’s resignation is not the result of any disagreement or dispute with the Company on any matter relating to its operations, policies or practices. The Board (including all three independent directors) has accepted Mr. Wong’s resignation and appointed Catherine Choo See Ling, a current member of the Company’s Board, to be its Group Chief Operating Officer, effective April 21, 2025. On that same day, Ms. Choo will step down from her current position as GCL Group’s Human Resources Director but retains her director position. Ms. Choo and Mr. Jacky Choo See Wee, the Company’s Group Chairman of the Board and controlling shareholder, are siblings.

Ms. Choo has served on the Company’s Board since February 2025. Since January 2020, Ms. Choo has been serving as the GCL Group’s Human Resources Director and Epicsoft Asia Pte. Ltd.’s Human Resources Director. She collaborates with other senior executives to ensure that human resource strategies support overall business objectives, and oversees talent acquisition, recruitment, and deployment strategies. Ms. Choo has been serving on the board of directors of GCL Global Pte. Ltd. since August 16, 2024, and the board of directors of Epicsoft Ventures Pte. Ltd. since June 30, 2021. Between February 2021 and May 2023, Ms. Choo served on the board of directors of a few other private companies including, Go Game Pte. Ltd., Why Kids Ptd. Ltd., and 4Divinity Pte. Ltd. From June 2003 through December 2019, Ms. Choo served as a Senior Education Officer in the Singapore Ministry of Education. Ms. Choo holds a Bachelor of Science from Nanyang Technological University in Singapore.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: April 11, 2025

GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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